Exhibit No. 14

UNITED RETAIL GROUP, INC.

ASSOCIATES’ CODE OF BUSINESS ETHICS

(effective December 2, 2006)

I.	Overview

The good reputation of United Retail Group, Inc. (the “Company”) is a fragile thing. It must be earned time and again on a continuing basis by doing business honestly and legally.

We require honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest, on the part of ourselves and our fellow associates.

All associates are subject to this Code of Business Ethics when conducting Company business anywhere in the world. It sets forth general norms for all associates and some additional rules to guide officers in their performance of their particular duties.

The Ethical Standards contained in this Code of Business Ethics do not apply to associates’ personal activities after work but the Conflicts of Interest Standards apply to all their activities.

The leadership responsibilities of management include creating a corporate culture of commitment to business ethics and legal compliance, as well as a work environment that encourages associates to raise concerns about these subjects.

II.	Ethical Standards

(A)	Legal Compliance

Associates will observe applicable laws and regulations of the jurisdictions in which Company business activities are conducted, as well as the NASDAQ Global Market rules. No funds or other assets of the Company will be used, directly or indirectly, for any unlawful purpose. Associates will report any legal and regulatory violations by other associates in accordance with the Reporting Responsibilities contained in Section IV(A) of this Code of Business Ethics.

(B)	Financial Disclosures

Officers will make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and other documents signed by them and filed with, or furnished to, the Securities and Exchange Commission (the “Commission”) and in all other public releases of Company financial information reviewed by them.

(over)

Associates will comply with the Company’s internal controls over financial reporting. If requested, they will cooperate with internal audits and with the annual audit of the Company’s financial statements. (Internal audits and financial statement audits are standard business practices and are not a reflection on the business ethics of any associate involved in the audits.)

(C)	Corrupt Practices

Assets will be recorded on the Company’s books and records in accordance with generally accepted accounting practices. No unrecorded fund will be maintained for any reason.

Associates will not, directly or indirectly, bribe any employee of any vendor or any official of any government, political party or labor union.

(D)	Expediting Payments

In some overseas areas, travelers can often obtain routine administrative action or procedural assistance from low level administrative or clerical government employees in a timely manner only through the payment of gratuities or expediting payments. Although these payments are openly permitted by local authorities or accepted by local customs, their formal status under local law is often unclear. Such payments may be made provided that the governmental action or assistance requested is clearly routine and appropriate, that the expected payments are customary in the country involved, and that no reasonable alternative exists to avoid undue delay. Every effort should be made to minimize expediting payments when traveling abroad and in no event shall they be material in amount.

III.	Conflicts of Interest Standards

(A)	General

Business judgment in dealing with third parties in the name of the Company must never be influenced by the personal interest of an associate or his or her child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and any person (other than a tenant or employee) sharing his or her household (“immediate family member”). All decisions regarding third party transactions must be made with the Company’s best interests as the sole determining factor.

An associate who turns down a business opportunity available to the Company will not subsequently pursue the business opportunity personally.

Associates will not compete with the Company.

A possible conflict of interest exists whenever an associate or his or her immediate family member has any material interest, direct or indirect, in any transaction with the Company or between the Company and a third party. Accordingly, all transactions required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the Commission (“Item 404”), the current version of which is attached as “Appendix “A”, as amended from time to time, will be subject to review by the Audit Committee, whose affirmative approval or ratification will be required. The Committee’s review will include, among other things, compliance with applicable laws and regulations, the NASDAQ Global Market Rules, the above Conflicts of Interest Standards and the relevant circumstances. The Committee’s approval may be made subject to the satisfaction of conditions to protect the Company’s interests.

Any proposed transaction between an associate or a member of his or her immediate family and the Company that is out of the ordinary course of business but (i) is not required to be disclosed pursuant to Item 404 and (ii) is not required to be submitted for approval to the Compensation Committee by its Charter shall be on arm’s length terms and conditions, as determined by another associate who is not a subordinate of the party to the transaction, provided, however, that if the Company’s Chief Executive Officer is the interested party, this arm’s length determination shall be made by the Chief Administrative Officer.

If any immediate family member of an officer is an associate, the officer shall disclose the family relationship to the Company’s General Counsel/Secretary, so an assessment of potential conflicts of interest can be made. An associate will not prepare the annual performance rating of another associate who is his or her immediate family member.

(B)	Receiving Gifts

Associates will not solicit any loans or gifts from vendors or Company subordinates and will not accept any unsolicited loans. Associates may accept infrequent unsolicited gifts provided that the gift is (i) a customary business courtesy; (ii) not above $100 in value; (iii) given and accepted without an express or implied understanding that the associate is in any way obligated by acceptance of the gift; and (iv) disclosed to the General Counsel/Secretary of the Company promptly. However, consumables, such as a basket of fruits and candies, may be shared with nearby coworkers or a floral display may be placed in a public area for everyone’s benefit. Other gifts delivered to an associate should be returned to the sender politely and disclosed to the General Counsel/Secretary. Donations to a public charity with which an associate is associated pro bono, however, will not violate this Code of Business Ethics.

(over)

(C)	Invitations to Graft

All invitations to accept graft must be reported promptly to the associate’s immediate supervisor and, in the case of officers, to the Company’s General Counsel/Secretary. Non-disclosure of even a rejected proposal of graft will be reason for serious disciplinary action.

IV.	Administration
(A)	Reporting Responsibilities

If any associate becomes aware of a violation by any other associate that takes place or continues after April 19, 2004, he or she must immediately report that information. Violations by any Company officer should be reported to the Company’s General Counsel/Secretary using one of the methods provided in the attached Business Conduct Reporting Policy. Violations by other associates of the Company should be reported to an officer.

Associates of the Company’s subsidiaries are subject to their own code of business ethics. If any associate of the Company becomes aware of any material violation by any associate of a subsidiary, he or she must immediately report that information to a Company officer.

No one will be subject to retaliation because of a good faith report of a suspected violation.

(B)	Ethical Compliance

Each associate will be held responsible for compliance with the Ethical Standards, the Conflicts of Interest Standards and the Reporting Responsibilities contained in Sections II, III and IV(A) of this Code of Business Ethics as they apply to his or her own acts or omissions and as they apply to his or her actual knowledge of the business conduct of other associates. However, no knowledge of the business conduct of subordinates will be imputed to a supervisory associate who is in fact unaware of their conduct.

(C)	Audit Committee

Associates are encouraged to discuss with the Company’s General Counsel whether a proposed transaction would be required to be disclosed pursuant to Item 404 and reviewed by the Audit Committee.

The Audit Committee itself will determine appropriate actions to be taken in the event of any violation of this Code of Business Ethics by a Company officer. The Audit Committee will designate a Company officer to deal with any violation by any lower ranking associate and to report the outcome to the Chair of the Audit Committee. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code, including, among other things, disciplinary action up to and including termination of employment. In determining what action is appropriate in a particular case, the Audit Committee or its designee will take into account all relevant information, including whether the violation was promptly reported by the violator, whether a violation of law occurred, whether the violation was a single occurrence, whether the violation was intentional and whether the violator had committed other violations in the past.

V.	Miscellaneous
(A)	Publication of Code of Business Ethics

Each associate will be given a copy of this Code of Business Ethics to read. The Company will file the current version of this Code of Business Ethics with the Commission.

(B)	Prospective Waivers of Code of Business Ethics

In unusual circumstances, an associate may apply for a prospective waiver of this Code of Business Ethics. He or she must make full disclosure of the circumstances to the Company’s General Counsel/Secretary. Applications for waivers will be considered by the Board of Directors when submitted by a Company officer or by the Company’s Chief Executive Officer when submitted by a lower ranking associate. Any waiver granted to an officer will be disclosed in the next periodic report filed with the Commission or as otherwise required by law. Any waiver granted will include appropriate controls to protect the Company’s interests.

(C)	Advice of Counsel

Associates may apply to the Company’s General Counsel/Secretary for a determination regarding the applicability of this Code of Business Ethics to a proposed course of action or anticipated state of facts. A favorable determination of the Company’s General Counsel/Secretary shall be a defense against any disciplinary action based on the facts assumed in his determination letter.

(over)

(D)	No Rights Created

This Code of Business Ethics is a statement of certain fundamental principles, standards and procedures that govern the Company’s associates in the conduct of Company business. It is not intended to, and does not, create any rights in any associate, customer, vendor, competitor, shareholder or any other person or entity, other than the rights arising from the Company’s policy against retaliation because of a good faith report of a suspected violation. It is not a comprehensive statement of the Company’s policies that associates are bound to observe.

(E)	Effective Date

This Code of Business Ethics applies to acts or omissions by an associate that take place or continue after the associate is first given a copy to read.

APPENDIX “A”

(Item 404)	Transactions with related persons, promoters and certain control persons.

(a)         Transactions with related persons. Describe any transaction, since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. Disclose the following information regarding the transactions:

(1)         The name of the related person and the basis on which the person is a related person.

(2)         The related person’s interest in the transaction with the registrant, including the related person’s position(s) or relationship(s) with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction.

(3)	The approximate dollar value of the amount involved in the transactions.

(4)         The approximate dollar value of the amount of the related person’s interest in the transaction, which shall be computed without regard to the amount of profit or loss.

(5)         In the case of indebtedness, disclosure of the amount involved in the transaction shall include the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

(6)         Any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction.

Instructions to Item 404(a).

1.          For the purposes of paragraph (a) of this Item, the term related person means:

a.          Any person who was in any of the following categories at any time during the specified period for which disclosure under paragraph (a) of this Item is required:

i.	Any director or executive officer of the registrant;

(over)

ii.	Any nominee for director, when the information called for by paragraph (a) of this Item is being presented in a proxy or information statement relating to the election of that nominee for director; or

iii.          Any immediate family member of a director or executive officer of the registrant, or of any nominee for director when the information called for by paragraph (a) of this Item is being presented in a proxy or information statement relating to the election of that nominee for director, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer or nominee for director, and any person (other than a tenant or employee) sharing the household of such director, executive officer or nominee for director; and

b.          Any person who was in any of the following categories when a transaction in which such person had a direct or indirect material interest occurred or existed:

i.           A security holder covered by Item 403(a) (§228.403(a)); or

ii.           Any immediate family member of any such security holder, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such security holder, and any person (other than a tenant or employee) sharing the household of such security holder.

2.          For purposes of paragraph (a) of this Item, a transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

3.          The amount involved in the transaction shall be computed by determining the dollar value of the amount involved in the transaction in question, which shall include:

a.          In the case of any lease or other transaction providing for periodic payments or installments, the aggregate amount of all periodic payments or installments due on or after the beginning of the registrant’s last fiscal year, including any required or optional payments due during or at the conclusion of the lease or other transaction providing for periodic payments or installments; and

b.          In the case of indebtedness, the largest aggregate amount of all indebtedness outstanding at any time since the beginning of the registrant’s last fiscal year and all amounts of interest payable on it during the last fiscal year.

4.	In the case of a transaction involving indebtedness:

a.          The following items of indebtedness may be excluded from the calculation of the amount of indebtedness and need not be disclosed: amounts due from the related person for purchases of goods and services subject to usual trade terms, for ordinary business travel and expense payments and for other transactions in the ordinary course of business;

b.           Disclosure need not be provided of any indebtedness transaction for the related persons specified in Instruction 1.b. to paragraph (a) of this Item; and

c.           If the lender is a bank, savings and loan association, or broker-dealer extending credit under Federal Reserve Regulation (12 CFR part 220) and the loans are not disclosed as nonaccrual, past due, restructured or potential problems (see Item III.C.1. and 2. of Industry Guide 3, Statistical Disclosure by Bank Holding Companies (17 CFT 229.802(c))), disclosure under paragraph (a) of this Item may consist of a statement, if such is the case, that the loans to such persons:

i.	Were made in the ordinary course of business;

ii.        Were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and

iii.       Did not involve more than the normal risk of collectibility or present other unfavorable features.

5a.        Disclosure of an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction need not be provided pursuant to paragraph (a) of this Item if:

i.            The compensation arising from the relationship or transaction is reported pursuant to Item 402 (§228.402); or

ii.           The executive officer is not an immediate family member (as specified in Instruction 1 to paragraph (a) of this Item) and such compensation would have been reported under Item 402 (§228.402) as compensation earned for services to the registrant if the executive officer was a named executive officer as that term is defined in Item 402(a)(2) (§228.402(a)(2)), and such compensation had been approved, or recommended to the board of directors of the registrant for approval, by the compensation committee of the board of directors (or group of independent directors performing a similar function) of the registrant.

(over)

5b.        Disclosure of compensation to a director need not be provided pursuant to paragraph (a) of this Item if the compensation is reported pursuant to Item 402(f) (§228.402(f)).

6.          A person who has a position or relationship with a firm, corporation, or other entity that engages in a transaction with the registrant shall not be deemed to have an indirect material interest within the meaning of paragraph (a) of this Item where:

a.	The interest arises only:

i.            From such person’s position as a director of another corporation or organization that is a party to the transaction; or

ii.           From the direct or indirect ownership by such person and all other persons specified in Instruction 1 to paragraph (a) of this Item, in the aggregate, of less than a ten percent equity interesting another person (other than a partnership) which is a party to the transaction; or

iii.	From both such position and ownership; or

b.          The interest arises only from such person’s position as a limited partner in a partnership in which the person and all other persons specified in Instruction 1 to paragraph (a) of this Item, have an interest of less than ten percent, and the person is not a general partner of and does not hold another position in the partnership.

7.	Disclosure need not be provided pursuant to paragraph (a) of this Item if:

a.          The transaction is one where the rates or charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority;

b.          The transaction involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services; or

c.           The interest of the related person arises solely from the ownership of a class of equity securities of the registrant and all holders of that class of equity securities of the registrant received the same benefit on a pro rata basis.

(b)	Review, approval or ratification of transactions with related persons.

(1)         Describe the registrant’s policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of this Item. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may included, in given cases, among other things:

(i)          The types of transactions that are covered by such policies and procedures;

(ii)         The standards to be applied pursuant to such policies and procedures;

(iii)         The persons or groups of persons on the board of directors or otherwise who are responsible for applying such policies and procedures; and

(iv)        A statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.

(2)         Identify any transaction required to be reported under paragraph (a) of this Item since the beginning of the registrant’s last fiscal year where such policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.

Instruction to Item 404(b).

Disclosure need not be provided pursuant to this paragraph regarding any transaction that occurred at a time before the related person became one of the enumerated persons in Instruction 1.a.i., ii., or iii. to Item 404(a) if such transaction did not continue after the related person became one of the enumerated persons in Instruction 1.a.i., ii., or iii. to Item 404(a).

APPENDIX “B”

BUSINESS CONDUCT REPORTING POLICY

United Retail Group, Inc. (the “Company”) is committed to compliance, among other things, with applicable laws, rules and regulations, listing requirements of The NASDAQ Global Market, accounting standards and internal controls for financial reporting. It is the responsibility of each associate to promptly report violations. In order to facilitate such reports, the following procedures have been established for the receipt, retention and treatment of reports received by the Company, and the confidential, anonymous submission by associates of reports.

The Office of the General Counsel/Secretary

Reports by associates may be made anonymously to the Company’s General Counsel/Secretary by telephone at 201-909-2200, by mail to United Retail Group, Inc., Secretary, 365 West Passaic Street, Rochelle Park, NJ 07662 and by e-mail to kcarroll@unitedretail.com.

The Hotline

The Company has a 24-hour Hotline, 1-866-345-8355, which you can use to make reports. You have the option to report to the Hotline anonymously. Messages are retrieved and handled each business day.

Confidentiality

Providing your name allows the Company to contact you if necessary during any investigation. To the extent possible, the Company will maintain in confidence the identity of those individuals who provide their names when reporting. However, their identities may be revealed during any investigation.

Protection Against Reprisals

No one will be subject to retaliation because of a good faith report of a complaint. The Company will not discriminate against associates for making good faith reports in any of the terms and conditions of their employment, including but not limited to job assignment, promotion, compensation, training, discipline and termination. Any suspected acts of retaliation should be reported immediately to the General Counsel/Secretary or the Company Hotline.

Treatment of Reports and Retention of Records

The General Counsel/Secretary will send summaries of conversations, and will forward copies of written communications and transcripts of voice mail messages, containing reports to the Chairman of the Board of Directors and the Chairman of the Audit Committee, as appropriate. The General Counsel/Secretary will provide periodic reports to both Chairmen. The General Counsel/Secretary will retain copies of all complaints, investigative reports, summaries of reports and other records relating to complaints in accordance with the Company’s records retention policy.

No Rights Created

This Policy is a statement of certain policies and procedures. It is not intended to, and does not, create any rights in any client, supplier, competitor or shareholder or in any associate except with respect to rights arising from the Company’s policy against retaliation because of a good faith report.

KPC 11/13/06